Journal of Radiology, Inc.

2230 Michigan Avenue

Santa Monica, CA 90404

March 15, 2013

Via Edgar

Terence O’Brien, Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

  RE: Journal of Radiology, Inc.

Form 10-K for the Year Ended June 30, 2012

Filed October 3, 2012

Form 10-Q for the Quarter Ended September 30, 2012

Filed November 14, 2012

Form 10-Q for the Quarter Ended December 31, 2012

Filed February 14, 2013
                                    File No. 0-53780

Mr. O’Brien:

The following responses address the comments of the Staff (the “Staff”) as set forth in its letter dated March 5, 2013 (the “Comment Letter”) relating to the Form 10-K filed October 3, 2012, (the “Form 10-K”), of Journal of Radiology, Inc. (“Journal” or the "Company"), Form 10-Q filed November 14, 2012 and Form 10-Q filed February 14, 2013 (Forms 10-Q”) We have made revisions to the Form 10-K and Forms 10-Q in response to the Comment Letter. The numbers of the responses in this letter correspond to the numbers of the Staff’s comments as set forth in the Comment Letter.

Form 10-K for the Year Ended June 30, 2012

General

1. Please amend your filing in response to the following comments. Please note that when you file an amendment to your Form 10-K and Forms 10-Q, you should include an explanatory paragraph at the beginning of the form explaining why you are filing the amendment, include the affected items in their entirety, and include updated certifications with reference to the amended form.

Response

An explanatory paragraph has been included in the Form 10-K/A and Forms 10-Q/A.

2. We note your disclosure that on May 28, 2012 you issued 900,000,000 shares of common stock for licensing rights for interactive media technology from Imagin8 and the agreement gives you the right to market the products of Imagin8. Please clearly describe the nature of your business and how it has changed including the licensing rights and the interactive media technology you received from Imagin8 and the products of Imagin8 that you have the right to market. Please clearly explain why you entered into the agreement with Imagin8, whether you plan to market the products of Imagin8 and the status of your license and right to market the products of Imagin8. Additionally, please clearly disclose whether your agreement with Imagin8 is still in force on a month-by-month basis. Please file your agreement with Imagin8 and include it in the exhibit index since this appears to be a material agreement.

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Response

The disclosure for the licensing rights for interactive media technology has been updated as suggested in the Comment Letter. The agreement with Imagin8 is filed with the Form 10-K/A and included in the exhibit index.

Item 7 – Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 10

Results of Operations, page 10

3. Please describe the business activities for which you earned revenues in 2011.

Response

The nature of the business activities have been described in the Form 10-K/A.

Operating Costs, page 10

4. We note that you issued 669,000,000 shares of common stock for consulting services valued at $44,600,000. Please describe the consulting services the company received and disclose who provided such consulting services.

Response

The consulting services received and the providers of these services are noted in the Form 10K/A.

Operating Capital and Capital Expenditure Requirements, page 11

5. We note your agreement with your Chief Operating Officer who has committed to advancing you $30,000 for certain operating costs. Please tell us whether you have a written agreement with your CEO and, if so, please file it as an exhibit. If this agreement is unwritten, please file a written description of it as an exhibit. For further guidance, please refer to the Division’s Regulation S-K Compliance Disclosure and Interpretation Question 146.04 found on our website.

Response

These are no written or unwritten agreements committing the CEO to advance $30,000 for certain operating costs. The Company expects to secure capital advances from the CEO because the Company has received capital advances from the CEO in the past. The CEO is not legally bound to provide advances in the future.

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Item 9A - Controls and Procedures, page 12

6. You state disclosure controls and procedures are defined in Rules 13a-14(c) and 15d-14(c). Please note that disclosure controls and procedures are now defined in Exchange Act Rules 13a-15(e) and 15d-15(e). Please refer to Release 33-8238, which became effective August 14, 2003, and to your Section 302 certifications. Please revise your disclosures accordingly in the amended Form 10-K.

Response

Disclosures updated as suggested in the Comment Letter.

Management’s Report on Internal Control over Financial Reporting, page 13

7. Please disclose the framework used by management to evaluate the effectiveness of your internal control over financial reporting as required by Item 308(a)(2) of Regulation S-K in the amended Form 10-K.

Response

Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission is the framework used by management and has been referred to in the Form 10K/A.

8. You disclose that your management concluded that your internal control over financial reporting is not effective as of June 30, 2012; however, you have not disclosed any material weaknesses that may have resulted in your conclusion. In the amended Form 10-K, please identify any material weaknesses in your internal control over financial reporting, the nature of the material weaknesses, the potential impact the material weaknesses could have on your consolidated financial statement, and how you plan to remediate these weaknesses. Refer to Item 308(a)(3) of Regulation S-K.

Response

Material weaknesses, potential impact of material weaknesses and remediation plans noted in Form 10-K/A.

Item 12 - Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters, page 16

9. Please clearly explain the security ownership disclosed in footnote 4. Further, we do not understand the disclosure that Imagin8 is your wholly owned subsidiary. Please also reconcile the disclosure in your risk factors which states that Imagin8 owns 51% with this table that states it owns 54.7% of your shares.

Response

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Name of Beneficial Owner corrected to clarify footnote 4.

Risk factors has been updated to disclose beneficial ownership of 54.7%.

Signatures, page 19

10. Please provide a full signature section pursuant to the Form 10-K instructions.

Response

Full signature section provided in Form 10-K/A

Note 10 - Subsequent Events, page F-15

11. We note your disclosure that in 2012 your board and stockholders approved an amendment to your articles of incorporation. We note that your exhibit index incorporates by reference your articles of incorporation filed in 2009. Please file your amended articles of incorporation as an exhibit.

Response

Articles of Incorporation included as an exhibit to Form 10-K/A and included in the exhibit index.

Exhibit 31 - Certifications

12. We note that you have made certain modifications to paragraph 4(d) of your management certifications, and you make references to “small business issuer” instead of “registrant” throughout the certifications. Please revise your certifications to conform to the format provided in Item 601(b)(31) of Regulation S-K in the amended Form 10-K.

Response

Certifications corrected to refer to “registrant” instead of “small business issuer”.

Forms 10-Q for the Quarter Ended September 30, 2012 and December 31, 2012

General

13. Please address the above comments in the amended Forms 10-Q, as applicable.

Response

Exhibit index updated to address above comments in the Forms 10-Q/A.

Item 4T – Controls and Procedures, page 17

14. You disclose in your June 30, 2012 Form 10-K that your disclosure controls and procedures and your internal control over financial reporting were not effective. You disclose on page 17 of your September 30, 2012 Form 10-Q that there were no changes in your internal control over financial reporting during the quarter ended September 30, 2012. As such, it is not clear how you concluded that your disclosure controls and procedures were effective at September 30, 2012 and December 31, 2012. Please advise.

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Response

The disclosure for controls and procedures has been updated to be consistent with the disclosures in June 30, 2012 Form 10-K.

15. Please amend your quarterly reports for the periods ended September 30, 2012 and December 31, 2012 to express an unequivocal opinion on the effectiveness of your controls and procedures.

Response

The quarterly reports have been updated to provide an unequivocal opinion on the effectiveness of controls and procedures.

The company acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Please do not hesitate to contact me at 310-460-7303 if you have any questions or comments. Thank you.

Very truly yours,

/s/ Elana Berman-Shrira

Elana Berman-Shrira, Treasurer

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